State Street Bank and Trust Company

225 Franklin Street, 2nd Floor

Boston, MA

02110

Via EDGAR Correspondence

October 19, 2005

Christian Sandoe

Division of Investment Management

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Munder Series Trust II (the “Registrant”), SEC File Nos. 333-15205, 811-07897:

Post-Effective Amendment No. 19 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”)

Dear Mr. Sandoe:

This letter responds to comments you provided to the undersigned of State Street Bank and Trust Company (“State Street”), the Registrant’s sub-administrator, in a telephonic discussion on Monday, October 17, 2005, with respect to the Amendment. The Amendment was filed on September 1, 2005. Summaries of the comments with respect to the Amendment, and the Registrant’s responses thereto, are provided below. All page references refer to the pages in the Amendment. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Prospectus

1. Comment: On page 1 under the section “Goal”, disclosure should be provided with respect to whether or not the goal is a fundamental policy.

Response: The last sentence of the paragraph above such section states that “[u]nless this prospectus expressly provides otherwise, each goal, strategy and policy of the Fund may be changed by action of the Board of Trustees without shareholder approval.”

2. Comment: On page 1 in the third paragraph under the section “Principal Investment Strategies”, it states that the Fund will invest 80% of its assets in healthcare companies, which are “companies for which at least 50% of sales, earnings or assets arise from or are dedicated to health or medical-related activities.” Please further define what are health or medical-related activities.

Response: The Registrant believes that the term “health or medical-related activities” is sufficiently descriptive and therefore no further explanation is necessary.

3. Comment: On page 2 under the section “Principal Risks”, please provide disclosure with respect to industry concentration (i.e., group of healthcare industries) under “Sector Risk.”

Response: The disclosure is revised in its entirety as follows:

Concentration Risk

The Fund will concentrate its investments in companies that are primarily engaged in activities within the health care sector and companies providing services primarily within the healthcare industries. By concentrating its investments, the Fund is subject to higher market risk and price volatility than funds with more broadly diversified investments. The value of stocks of healthcare and healthcare-related companies is particularly vulnerable to rapid changes in technology product cycles, government regulation and cost containment measures. In addition, adverse economic, business or political developments affecting the healthcare sector could have a major effect on the value of the Fund’s investments.

4. Comment: On page 9 under “Investment Strategy” in the “Foreign Securities” risk, the disclosure states that the Fund may invest a “substantial portion of its total assets in foreign securities.” However, in the second sentence under “Principal Investment Strategies” on p. 1, the disclosure states that “most of the companies in which the Fund invests are located in the United States.” These disclosures seem inconsistent. Please clarify.

Response: The disclosure on page 1 under the heading “Principal Investment Strategies” has been revised as follows:

“The Fund pursues its goal by investing in equity securities of U.S. and, to a lesser extent, foreign companies providing healthcare, medical services and medical products worldwide.”

In addition, the disclosure on p. 9 under the heading “Investment Strategy” in the “Foreign Securities” risk section has been revised as follows:

“Investment Strategy

While most of the Fund’s investments will be in companies located in the U.S., the Fund is not limited in the amount of assets it may invest in foreign securities.”

5. Comment: On page 17 in the third paragraph under “Distribution and Service Fees” please add, at the end of such paragraph, that such fees may cost an investor more than paying other types of sales charges.

Response: The disclosure has been revised to state “Because the fees are paid out of the Fund’s assets on an ongoing basis, over time these fees will increase the cost of an investment in Class A, Class B, Class C, Class K and Class R shares of the Fund, and may cost you more than paying other types of sales charges.”

6. Comment: On page 19 in the first sentence of the fourth paragraph under “Valuing Fund Shares”, the disclosure states that the fair valuation procedures contemplate that “…the advisor will establish a pricing committee…” Please revise the disclosure so that it is clear whether or not such a pricing committee has been established.

Response: The disclosure has been revised to state “[i]n accordance with procedures established by the Board of Trustees to fair value the Fund’s securities, the advisor has established a pricing committee to serve as its formal oversight body for the valuation of the Fund’s securities.”

7. Comment: On page 19 in the second sentence of the sixth paragraph under “Valuing Fund Shares”, the disclosure states that “[i]f the advisor believes that such events materially affect the value of portfolio securities, these securities may be valued at their fair market value…” Please change “may be valued at fair market value” to “will be valued at fair market value.”

Response: The disclosure has been revised as requested.

8. Comment: On page 22 in the disclosure with respect to Mr. Suresh Rajagopal under “Portfolio Management Team,” clarify that Mr. Rajagopal was a research analyst covering the large-cap health care sector from 2001 to 2005.

Response: The disclosure has been revised to state: “Suresh Rajagopal, CFA, Portfolio Manager/Analyst, has been a member of the Fund’s portfolio management team since 2005. Mr. Rajagopal also has been a member of the portfolio management team for the Munder Large-Cap Core Growth Fund since 2005, and serves as an analyst for MCM’s large-capitalization core growth investment discipline. From 2001 to 2005, Mr. Rajagopal was a research analyst covering the large-cap health care sector, including pharmaceuticals, devices, distribution and biotechnology. Prior to joining MCM in 2001, he worked as a director for Bank One Corporation’s broker/dealer subsidiary, Banc One Capital Markets, Inc., where he developed cash flow models, financial statement projections and economic and industry analysis.”

9. Comment: On page S-13 in the second full paragraph under the section, “Frequent Purchases and Redemptions of Fund Shares and Short-Term Trading Fee,” the first sentence states “…if you redeem or exchange shares of the Equity Funds or the International Bond Fund…” Please include a parenthetical after Equity Funds to state “(which includes this Fund).”

Response: The Shareholder Guide is a universal document that is included in every Prospectus. In an effort to achieve uniformity of disclosure across Prospectuses and to gain certain cost efficiencies, the Shareholder Guide does not vary from Prospectus to Prospectus. Further, the Registrant believes that it is clear that the Healthcare Fund is an Equity Fund. Accordingly, no changes have been made.

10. Comment: On the back cover, the first sentence states “…the Shareholder Guide, which may be provided separately…” The Shareholder Guide provides information that is required by Form N-1A that is not otherwise disclosed in the prospectus and should therefore be provided at the same time as, and not separately from, the prospectus. Please clarify.

Response: The first sentence has been revised to state: “Information relating to purchases and sales of shares of the Fund is provided in the Shareholder Guide, which is incorporated by reference into (and is considered a part of) this prospectus.”

Statement of Additional Information (“SAI”)

1.	Comment: On page 1, please state the name of the Registrant or Registrants for which the SAI relates.

Response: The name of each registrant for which the SAI relates has been added to the cover page.

2. Comment: On page 25 under the section “Fund Investments – Disclosure of Portfolio Holdings,” please make the following changes:

a.	Under the “Service Providers” sub-section, the last sentence states that “[o]ther service providers who routinely receive portfolio holdings information from the Funds include…” The word “include” should be stricken and the list should be exhaustive such that all applicable service providers are added to the list.

Response: The disclosure has been revised as requested.

b.	Under the “Service Providers” sub-section, the last sentence states that portfolio holdings information may be provided to “…various broker-dealers…” Please specifically identify those broker-dealers for which the Fund has ongoing arrangements to disclose portfolio holdings information.

Response: The Registrant believes that providing a broker or dealer with such portfolio holdings information as is necessary for a Fund to effect a trade or obtain a bid on a particular security in the ordinary course of its business does not constitute an “ongoing arrangement” which would require disclosure under Item 11(f)(2) of Form N-1A. The Registrant has deleted the phrase “as well as various broker-dealers with whom MCM places trade for the Funds or who provide pricing information” from the list of other service providers who routinely receive portfolio holdings information.

3. Comment: On page 43 under the section “Management Ownership of the Funds”, please provide disclosure with respect to the holdings of the Trustees on a Fund-by-Fund basis.

Response: The Registrant included a placeholder for such information in the Amendment and, consistent with the Registrant’s past disclosures, such information is provided on a Fund-by-Fund basis.

4. Comment: On page 56 under the section “Investment Advisory and Other Service Arrangements–Portfolio Management Team Compensation,” the Registrant has disclosed in last sentence of the third paragraph that “[t]he applicable benchmarks consist of one or more of the following: [            ]. Please identify which benchmarks apply to which portfolio manager as named in the Funds’ prospectuses.

Response: The disclosure has been revised as follows: “The applicable benchmarks for each Fund, which may include modified versions of the index and/or blends of multiple indexes, are as follows:”

A table showing each Fund and its applicable index or indexes will follow.

5. Comment: On page 77 under the section “Additional Purchase, Redemption, Exchange and Conversion Information – Involuntary Redemptions,” the disclosure states that “shares will be redeemed at the net asset value…” If a CDSC may be applied to an involuntary redemption, please revise the disclosure accordingly.

Response: The following disclosure has been added to the section:

In each case, shares will be redeemed at the net asset value next calculated after the account is closed. Any applicable contingent deferred sales charge may be applied if a

Fund redeems an account. In addition, an investor will not be entitled to recoup from the Funds any sales charges paid in connection with the purchase of Fund shares.

*            *            *

The Registrant intends to include disclosure in accordance with the foregoing responses in a post-effective amendment to the Registrant’s registration statement.

You requested that the Registrant make certain representations concerning the Amendment and the response being made to the comments received. These representations are included as an exhibit to this letter.

Please do not hesitate to contact the undersigned at (617) 662-3909 or Francine Hayes at (617) 662-3969 if you have any questions concerning the foregoing.

Sincerely,

/s/ Ryan M. Louvar

Ryan M. Louvar

Vice President and Counsel

cc:	Stephen J. Shenkenberg, Esq.
Jane A. Kanter, Esq.

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